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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                          GBI CAPITAL MANAGEMENT CORP.
                          ----------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    36149Y101
                                 --------------
                                 (CUSIP NUMBER)

                               DR. WOLFGANG JANKA
                        BERLINER EFFEKTENGESELLSCHAFT AG
                               KURFURSTENDAMM 119
                              10711 BERLIN, GERMANY
                               011-49-30-8902-196
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------                                     ----------------------

CUSIP NO. 36149Y101                                         PAGE 2 OF 9 PAGES

--------------------                                     ----------------------

=============== ===============================================================
                Name of Reporting Person

1               S.S. or I.R.S. Identification No. of Above Person
                                            BERLINER EFFEKTENGESELLSCHAFT AG
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a) [ ]

                (b) [ ]
--------------- ---------------------------------------------------------------
3               SEC Use Only

--------------- ---------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ---------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)   [ ]
--------------- ---------------------------------------------------------------
                Citizenship or Place of Organization
6               Federal Republic of Germany
========================== ======= ============================================
                              7    Sole Voting Power

                                           4,383,566 (including 765,384 shares
                                           acquirable upon conversion of Notes)
                           ------- --------------------------------------------
                              8    Shared Voting Power
                                                - 0 -
                           ------- --------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by
Each Reporting Person                      4,383,566 (including 765,384 shares
With                                       acquirable upon conversion of Notes)

                           ------- --------------------------------------------
                             10    Shared Dispositive Power

                                                - 0 -

=============== ===============================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                        4,383,566 (including 765,384 shares acquirable upon conversion of Notes)
--------------- ---------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                [ ]
--------------- ---------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)

                11.6%

--------------- ---------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              CO
=============== ===============================================================



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ITEM 1.  SECURITY AND ISSUER.

                  This Schedule relates to the Common Stock, par value $.0001 per share ("Common Stock"), of GBI Capital Management Corp., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 1055 Stewart Avenue, Bethpage, New York 11714, (516) 470-1000.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This Schedule is being filed by Berliner
Effektengesellschaft AG, a German stock corporation ("Berliner" or the "Reporting Person").

                  The Reporting Person may be deemed to beneficially own, in the aggregate, 4,383,566 shares of Common Stock of the Company (the "Securities") or approximately 11.6% of the outstanding shares of the Common Stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

                  The filing of this Schedule shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

                  (b),(c) The Reporting Person is a public financial holding company with subsidiaries involved in securities trading, corporate finance, private banking and intermediate financing for stock exchange candidates in the free market (Freiverkehr), regulated market (Geregelter Markt) and the new market (Neuer Markt) of the Berlin and Frankfurt stock exchanges. In addition, Berliner is a market specialist for over 5,000 companies. A list of directors and executive officers of the Reporting Person is attached hereto as Exhibit A. The principal business address of the Reporting Person and, except as otherwise indicated, its directors and executive officers is Kurfurstendamm 119, 10711 Berlin, Germany.

                  (d),(e) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable.

ITEM 4.  PURPOSE OF TRANSACTIONS.

                  On February 8, 2001, Berliner entered into a Stock Purchase Agreement ("Purchase Agreement") with the Company, New Valley Corporation ("New Valley"), a Delaware corporation, Ladenburg Thalmann Group Inc. ("LTGI"), a Delaware corporation and wholly-owned subsidiary of New Valley, and Ladenburg, Thalmann & Co. Inc. ("Ladenburg"), a Delaware corporation, the common stock of which is owned 80.1% by LTGI and 19.9% by Berliner. A copy of the Purchase Agreement is incorporated by reference as Exhibit B.

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                  Under the terms of the Purchase Agreement, and subject to
customary closing conditions, including approval by a majority of the shareholders of the Company and regulatory review, LTGI and Berliner will sell all of the shares of Ladenburg to the Company. As consideration for all of the outstanding shares of common stock of Ladenburg ("Ladenburg Stock"), the Company will issue to LTGI and Berliner (together, the "Sellers") an aggregate of: (i) 18,181,818 shares of the Company's Common Stock; (ii) 7 1/2% Senior Convertible Promissory Notes due December 31, 2005 in the principal amount of $10 million ("Notes"), convertible into 3,846,153 shares of Common Stock, the payment of which will be secured by the Ladenburg Stock; and (iii) $10 million in cash. LTGI will receive 80.1% of the consideration (14,563,636 shares of Common Stock, a Note in the principal amount of $8,010,000 and $8,010,000 in cash). Berliner will receive 19.9% of the consideration (3,618,182 shares of Common Stock, a Note in the principal amount of $1,990,000 and $1,990,000 in cash, $500,000 of which will be deposited in an escrow fund to secure Berliner's obligations under the Purchase Agreement to indemnify the Company (and after closing, Ladenburg) against certain damages, and to contribute cash to the capital of Ladenburg if the net worth of Ladenburg at closing is less than $28.6 million). A copy of the form of Escrow Agreement (the "Escrow Agreement") to be executed among the Company, Berliner and Continental Stock Transfer & Trust Company at closing is incorporated by reference as Exhibit C.

                  Simultaneously with the execution of the Purchase Agreement, Messrs. Richard Rosenstock, Vincent Mangone, Mark Zeitchick, David Thalheim and Joseph Berland (collectively, the "Principals") entered into a Proxy and Voting Agreement with New Valley, LTGI, Berliner and the Company (the "Proxy and Voting Agreement"), a copy of which is incorporated by reference as Exhibit D, in which the Principals agree not to sell or otherwise transfer or dispose of any of the 12,426,939 shares of Common Stock owned by them prior to the date of closing of the transaction. Furthermore, the Principals agree to vote such shares in favor of the approval of the transactions contemplated by the Purchase Agreement. The Principals also agree not to initiate, solicit or encourage or otherwise facilitate inquiries or the making or implementation of a Purchaser Alternative Transaction.

                  In connection with the execution of the Proxy and Voting Agreement, each of the Principals also granted to LTGI an Irrevocable Proxy (the "Proxy"), coupled with an interest, to vote the shares of Common Stock held by such Principal at any regular or special meeting of stockholders (or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting) to be held for the purpose of voting, among other things, in favor of the approval of the foregoing transactions. The Proxy expires on approval by the requisite vote of the Company's stockholders at the stockholders meeting or on the earlier termination of the Purchase Agreement in accordance with the provisions thereof. A copy of the Proxy is incorporated by reference as Exhibit E.

                  The Company, New Valley, LTGI, Berliner and Frost-Nevada, Limited Partnership, a Nevada limited partnership ("Frost-Nevada"), and the Principals also executed an Investor Rights Agreement (the "Investor Rights Agreement"), under which the parties agreed to certain provisions concerning registration rights, tag-along rights, holdback agreements, board nominees, and rights of first refusal. A copy of the Investor Rights Agreement is incorporated by reference as Exhibit F. The Company is obligated to have declared effective, no later than six months from the date of the closing of the Purchase Agreement, a registration statement for the (i) resale of the common stock issued or issuable to Sellers, (ii) the shares of common stock underlying the Notes and the promissory note issued to Frost-Nevada (the "Frost Note") and (iii) any additional shares of common stock issued or distributed by reason of a dividend, stock split or other distribution with respect to the shares. The Principals have the right to include any of their shares in the registration statement. In the event of a firm commitment underwriting of the Company's common stock, and

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on the request of the managing underwriter, the parties agree that they will not sell, assign, transfer or pledge any shares of the Company's common stock for a period of not more than 180 days from the date the registration statement becomes effective.

                  Additionally, under the Investor Rights Agreement, New Valley has a right of first refusal to purchase from Berliner and Frost-Nevada any shares of Common Stock or, upon conversion of the notes held by Berliner and Frost-Nevada, any of the shares underlying such notes, proposed to be sold by Berliner or Frost-Nevada. The Investor Rights Agreement also provides that, until the Principals collectively beneficially own less than 10% of the Common Stock, the Principals may nominate three individuals for election to the Company's Board of Directors and the Sellers will vote their respective shares for the election of such nominees. The Principals have designated Richard J. Rosenstock, Vincent A. Mangone and Mark Zeitchick as their nominees for election to the Board.

                  On the date of closing of the transaction, the Company, LTGI, Berliner, Frost-Nevada and U.S. Bank Trust National Association, as collateral agent, will enter into a Pledge and Security Agreement (the "Pledge Agreement"), a copy of which is incorporated by reference as Exhibit G. Under the terms of the Pledge Agreement, the Company will pledge the shares of Ladenburg Stock to the collateral agent as security for the payment in full when due of the Notes and the Frost Note.

                  The Reporting Person may acquire additional shares of Common Stock or other securities of the Company (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, the Reporting Person reserves the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. In addition, the Reporting Person may purchase or sell options on securities of the Company and may have a short position in such securities. The possible activities of the Reporting Person are subject to change at any time.

                  Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 4,383,566 shares of Common Stock of the Company, which constituted approximately 11.6% of the 37,753,814 shares of Common Stock of the Company outstanding (based on the 18,806,612 shares outstanding as of December 15, 2000 as reported in the Company's Annual Report on Form 10-K for the year ended September 30, 2000, the issuance of 18,181,818 shares in connection with the transactions described in Item 4 above and the issuance of 765,384 shares assuming conversion of the Note held by Berliner). To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to be acting as a group with the Reporting Person.

                  (b) On consummation of the transaction, with respect to the 4,383,566 shares of Common Stock to be acquired by Berliner, Berliner will exercise both sole voting power and sole dispositive power. To the knowledge of

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the Reporting Person, none of the directors and executive officers of the
Reporting Person may be deemed to exercise voting power and dispositive power with respect to such shares.

                  Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, it is possible that members of the Board of Directors of Berliner, in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispositive powers with regard to the Securities. Neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of Berliner are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (c) On February 8, 2001, Berliner entered into a stock purchase agreement with the Company. See Item 4. Neither the Reporting Person, nor to the knowledge of the Reporting Person, its directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

                  (d) No person other than Berliner will have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4 with respect to the Purchase Agreement, form of Escrow Agreement, Proxy and Voting Agreement, Proxy, Investor Rights Agreement and Pledge Agreement. Copies of the Purchase Agreement, form of Escrow Agreement, Proxy and Voting Agreement, Proxy, Investor Rights Agreement and Pledge Agreement are attached hereto as Exhibits B, C, D, E, F and G respectively, and are incorporated herein by reference.

                  The Notes issued to the Sellers will bear interest at a rate of 7-1/2% per annum on a quarterly basis, commencing June 30, 2001, and will be secured by a pledge of the Ladenburg Stock pursuant to a Pledge Agreement. A copy of the form of Note is incorporated by reference as Exhibit H. The principal amount of $1,990,000 owing and payable to Berliner is due on December 31, 2005, subject to conversion and change of control provisions and other customary acceleration and default provisions. The principal and accrued interest on the Notes are convertible, in whole or in part, at any time, at the election of the holder, into that number of shares of Common Stock determined by dividing the principal and interest to be converted by the conversion price. The "conversion price" is initially set at $2.60, subject to adjustment for stock splits, dividends and similar events. The number of shares of Common Stock into which the Note held by Berliner is convertible is 765,384, subject to adjustment. In addition, if, during any period of 20 consecutive trading days, the closing price of the Company's Common Stock is at least $8.00, the principal and all accrued interest on the Notes will be automatically converted into shares of Common Stock at the conversion price then in effect. In the event of a change in control as defined in the Notes, the Company must commence an offer to purchase all of the outstanding Notes at a purchase price equal to the unpaid principal amount of the Notes and the accrued interest thereon.



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:        Executive Officers and Directors of the Reporting Person.

Exhibit B:        Stock Purchase Agreement, dated February 8, 2001, among GBI
                  Capital Management Corp., New Valley Corporation, Ladenburg,
                  Thalmann Group Inc., Berliner Effektengesellschaft AG and
                  Ladenburg, Thalmann & Co. Inc. (incorporated by reference to
                  Exhibit 10.1 in New Valley's Current Report on Form 8-K dated
                  February 8, 2001).

Exhibit C:        Form of Escrow Agreement among GBI Capital Management
                  Corp., Berliner Effektengesellschaft AG and Continental Stock
                  Transfer & Trust Company (incorporated by reference to Exhibit
                  10.10 in the Company's Current Report on Form 8-K dated
                  February 8, 2001).

Exhibit D:        Proxy and Voting Agreement, dated as of February 8, 2001,
                  among New Valley Corporation, Ladenburg, Thalmann Group Inc.,
                  Berliner Effektengesellschaft AG, and the Principals
                  (incorporated by reference to Exhibit 10.4 in New Valley's
                  Current Report on Form 8-K dated February 8, 2001).

Exhibit E:        Irrevocable Proxy, dated as of February 8, 2001, executed
                  by each of the Principals (incorporated by reference to Exhibit 10.5 in New Valley's Current Report on Form 8-K dated
                  February 8, 2001).

Exhibit F:        Investor Rights Agreement, dated as of February 8, 2001,
                  among New Valley Corporation, Ladenburg, Thalmann Group Inc.,
                  Berliner Effektengesellschaft AG, GBI Capital Management
                  Corp., Frost-Nevada, Limited Partnership and the individual stockholders of GBI Capital Management Corp. signatories thereto (incorporated by reference to Exhibit 10.6 in New
                  Valley's Current Report on Form 8-K dated February 8, 2001).

Exhibit G:        Form of Pledge and Security Agreement between GBI Capital
                  Management Corp., Ladenburg, Thalmann Group Inc., Berliner
                  Effektengesellschaft AG, Frost-Nevada, Limited Partnership and
                  U.S. Bank Trust National Association, as collateral agent
                  (incorporated by reference to Exhibit 10.3 in New Valley's
                  Current Report on Form 8-K dated February 8, 2001).

Exhibit H:        Form of 7 1/2% Senior Convertible Promissory Note due
                  December 31, 2005 of GBI Capital Management Corp.
                  (incorporated by reference to Exhibit 10.2 in New Valley's
                  Current Report on Form 8-K dated February 8, 2001).


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2001

                                       BERLINER EFFEKTENGESELLSCHAFT AG

                                       By:  /s/ DR. WOLFGANG JANKA
                                            ---------------------------------
                                            Name:    Dr. Wolfgang Janka
                                            Title:   Member of the Board


                                       By:  /s/ HOLGER TIMM
                                            ---------------------------------
                                            Name:    Holger Timm
                                            Title:   Chief Executive Officer


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                                                                       EXHIBIT A

            EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

         The names, present principal occupations or employment and business addresses of the executive officers and directors of the Reporting Person are set forth below. If no address is given, the executive officer's or director's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person.

NAME               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; BUSINESS ADDRESS
----               ------------------------------------------------------------

Holger Timm               Chief Executive Officer and member of Board
                          of Berliner Effektengesellschaft AG;
                          Kurfurstendamm 119, 10711 Berlin, Germany.

Wolfgang Janka            Chief Financial Officer and member of Board
                          of Berliner Effektengesellschaft AG;
                          Kurfurstendamm 119, 10711 Berlin, Germany.



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